VECTOR VENTURES CORP.
                             Analipseos 30 Apt. #25
                                 52236 Panorama
                               Thessaloniki Greece
                           Telephone +30-697-366-9834
--------------------------------------------------------------------------------

January 18, 2006


Derek B. Swanson, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, DC 20549

RE: Vector Ventures Corp.
    Registration Statement on Form SB-2
    File No. 333-129847
    Amendment No. 2 Filed January 10, 2006

Dear Mr. Swanson:

This letter shall serve as the request of Vector Ventures Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, January 20, 2006, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amend, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/s/ Kristian Kostovski
-------------------------------
Kristian Kostovski, President